Exhibit 12.1

	Three Months Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
EARNINGS:
Pretax Income	1,009,000	18,754,000	9,746,000	10,615,000	13,098,000	12,769,000

FIXED CHARGES:
Interest Expense	5,966,803	32,435,726	56,494,545	51,759,983	28,646,734	14,397,213

Interest Expense on Deposits	4,331,543	22,211,214	42,196,881	39,761,717	23,408,101	11,908,652
Interest Expense Excluding Deposits	1,635,260	10,224,512	14,297,664	11,998,266	5,238,633	2,488,561

Preferred Stock Dividends	20,000	80,000	80,000	80,000	80,000	80,000
Capitalized Expenses Related to Indebtness	2,075	8,299	8,299	6,424	5,799	5,799
Interest Expense associated with Rental Expense	42,373	164,921	156,612	135,946	135,972	103,041

TOTAL FIXED CHARGES	6,031,250	32,688,946	56,739,456	51,982,353	28,868,505	14,586,053